EXHIBIT 4.5

January 16, 2013

To

Mikroman Madencilik Mining

Hisarardi Koyo

Yatagan Mugla

Turkey

Dear Murat, Serhat, Karabay,

Following our discussions, and in continuation with the Agreement entered between us on September 27, 2010 (the “2010 Agreement”) here is a summary of our agreement re supply during 2013.

1.      Estimated Quantities

Caesarstone’s working plan for year 2013 is as follows:

Product		Quantity 2013
1	*	*
2	*	*
3	*	*
4	*	*
5	*	*
6	*	*
7	*	*
8	*	*

The above is Caesarstone’s working plan with a purchases non-binding projection for year 2013 (the “Estimated Quantities”). Caesarstone’s actual orders may significantly differ from the Estimated Quantities. As always, Caesarstone will deliver to Mikroman a binding Purchase Order on a monthly basis, and Mikroman shall supply to Caesarstone all such Purchase Orders (in accordance with the specifications set in writing by Caesarstone) up to the Estimated Quantities.

2.      Prices - For quantities of the Products that shall be ordered by Caesarstone during year 2013, Mikroman will charge from Caesarstone per each * of the Products US$* (* US Dollar), FOB Izmir.

Payment terms shall be as applied during 2012.

This summary serves as an addendum to the 2010 Agreement and constitutes an integral part thereof.

If the foregoing meets with your approval and acceptance, please so indicate by signing both counterparts of this Letter Agreement as provided below and return one fully executed copy to us.

/s/ Yosef Shiran

Caesarstone Sdot-Yam Ltd

By: Yosef Shiran

Chief Executive Officer

We hereby approve our consent to all of the above.

/s/ Mikroman Madencilik Mining	January 16, 2013
Mikroman Madencilik Mining	Date

By:   Murat Necmi SARAN

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